UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 11-K

ANNUAL REPORT

Pursuant to Section 15(d) of the

Securities Exchange Act of 1934

(Mark One):

☒	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the plan year ended December 31, 2014

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from                      to

Commission file number 1-13881

A.	Full title of the plan and the address of the plan, if different from that of the issuer named below:

MARRIOTT INTERNATIONAL, INC. EMPLOYEES’

PROFIT SHARING, RETIREMENT AND SAVINGS PLAN AND TRUST

B.	Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

MARRIOTT INTERNATIONAL, INC.

10400 Fernwood Road

Bethesda, Maryland 20817

REQUIRED INFORMATION

Financial Statements and Exhibits as follows:

1.	Financial statements

•	Report of Independent Registered Public Accounting Firm CohnReznick LLP

•	Statements of Net Assets Available for Benefits as of December 31, 2014 and December 31, 2013

•	Statement of Changes in Net Assets Available for Benefits for the year ended December 31, 2014

•	Notes to Financial Statements

Certain schedules have been omitted because they are not applicable, not material or because the information is included in the financial statements or the notes thereto.

2.	Supplemental Schedule

Schedule H, Line 4i - Schedule of Assets (Held at End of Year)

3.	Signatures

4.	Exhibits

23.1

•	Consent of Independent Registered Public Accounting Firm – CohnReznizk LLP

Marriott International, Inc. Employees’ Profit Sharing,

Retirement and Savings Plan and Trust

Financial Statements and Supplemental Schedule With

Report of Independent Registered Public Accounting Firm

December 31, 2014 and 2013

MARRIOTT INTERNATIONAL, INC. EMPLOYEES’ PROFIT SHARING,

RETIREMENT AND SAVINGS PLAN AND TRUST

FINANCIAL STATEMENTS AND SUPPLEMENTAL SCHEDULE WITH REPORT OF

INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

DECEMBER  31, 2014 AND 2013

Report of Independent Registered Public Accounting Firm

The Profit Sharing Committee

Marriott International, Inc. Employees’

    Profit Sharing, Retirement and Savings Plan and Trust

We have audited the accompanying statements of net assets available for benefits of Marriott International, Inc. Employees’ Profit Sharing, Retirement and Savings Plan and Trust (the “Plan”) as of December 31, 2014 and 2013, and the related statement of changes in net assets available for benefits for the year ended December 31, 2014. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Plan is not required to have, nor were we engaged to perform, an audit of internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2014 and 2013, and the changes in net assets available for benefits for the year ended December 31, 2014 in conformity with accounting principles generally accepted in the United States of America.

The supplemental information in the accompanying schedule of assets (held at end of year) as of December 31, 2014 has been subjected to audit procedures performed in conjunction with the audit of the Plan’s financial statements. The supplemental information is presented for purposes of additional analysis and is not a required part of the financial statements but includes supplemental information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental information is the responsibility of the Plan’s management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information in the accompanying schedule, we evaluated whether the supplemental information, including its form and content, is presented in conformity with the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. In our opinion, the supplemental information in the accompanying schedule is fairly stated in all material respects in relation to the financial statements as a whole.

/s/ CohnReznick LLP

Bethesda, Maryland
June 18, 2015

MARRIOTT INTERNATIONAL, INC. EMPLOYEES’ PROFIT SHARING,

RETIREMENT AND SAVINGS PLAN AND TRUST

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS

DECEMBER 31, 2014 AND 2013

	December 31
	2014	2013
Assets
Investments in Marriott International, Inc. Pooled Investment Trust for Participant-Directed Accounts, at fair value	$4,986,319,778	$4,425,834,156

Total investments	4,986,319,778	4,425,834,156

Receivables:
Notes receivable from participants	117,924,533	112,259,640
Due from Marriott International, Inc. for Company contribution	77,526,007	72,400,014

Total receivables	195,450,540	184,659,654

Total assets	5,181,770,318	4,610,493,810

Liabilities
Accrued expenses	439,016	415,917

Total liabilities	439,016	415,917

Net assets available for benefits	$5,181,331,302	$4,610,077,893

The accompanying notes are an integral part of these financial statements.

MARRIOTT INTERNATIONAL, INC. EMPLOYEES’ PROFIT SHARING,

RETIREMENT AND SAVINGS PLAN AND TRUST

STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS

FOR THE YEAR ENDED DECEMBER 31, 2014

Additions
Interest income on notes receivable from participants	$5,893,814
Investment gains from participation in Marriott International, Inc. Pooled Investment Trust for Participant-Directed Accounts	630,802,584
Participants contributions	195,257,040
Rollover contributions	5,680,443
Marriott International, Inc. contributions	79,921,805

Total additions	917,555,686

Deductions
Benefits paid to participants	343,466,279
Administrative expenses	2,835,998

Total deductions	346,302,277

Net increase	571,253,409
Net assets available for benefits at beginning of year	4,610,077,893

Net assets available for benefits at end of year	$5,181,331,302

The accompanying notes are an integral part of these financial statements.

MARRIOTT INTERNATIONAL, INC. EMPLOYEES’ PROFIT SHARING,

RETIREMENT AND SAVINGS PLAN AND TRUST

NOTES TO FINANCIAL STATEMENTS

DECEMBER 31, 2014 AND 2013

NOTE 1:	DESCRIPTION OF THE PLAN

The following description of Marriott International, Inc. Employees’ Profit Sharing, Retirement and Savings Plan and Trust (the “Plan”), sponsored by Marriott International, Inc. (the “Company”) provides only general information. Participants should refer to the Plan document for a more complete description of the Plan’s provisions.

General

The Plan is a defined contribution plan covering eligible employees of the Company who are eligible to participate after completing 90 days of service. It is subject to the provisions of the Employee Retirement Income Security Act of 1974 (“ERISA”), as amended.

The Plan’s assets are held and invested on a commingled basis in the Marriott International, Inc. Pooled Investment Trust for Participant-Directed Accounts (the “Master Trust”) (see Note 3).

Contributions

Each pay period, participants may contribute up to 80% or a fixed dollar amount (minimum of $3 per week) of weekly compensation. The Plan administrator limits contributions by highly compensated employees to ensure satisfaction of nondiscrimination tests; beginning in February 2014, the limit on highly compensated employees was 7% of weekly compensation. Effective January 1, 2014, participants have the option to contribute on a Roth 401(k) basis. Effective June 27, 2014, participants can convert all or a portion of their existing Retirement Savings Plan account balance to a Roth 401(k) account.

The Plan offers a discretionary match which is on the first 6% (or, for highly compensated employees, up to the limit on contributions established by the Plan administrator for the Plan year) of annual compensation contributed. To be eligible for the match, employees must be at least 21 years of age, have completed at least one year of service and be employed as of the last Friday of the Plan year, although employees whose employment ends due to retirement, disability or death will be eligible for a match on their contributions for the Plan year. In general, Company contributions are allocated among participants’ accounts after the close of the Plan year based on compensation contributed. The Company also makes supplementary contributions at select locations to non-management, non-highly compensated hourly associates who are match-eligible in the Plan who are not in a collective bargaining agreement. Contributions are subject to certain limitations.

MARRIOTT INTERNATIONAL, INC. EMPLOYEES’ PROFIT SHARING,

RETIREMENT AND SAVINGS PLAN AND TRUST

NOTES TO FINANCIAL STATEMENTS

DECEMBER 31, 2014 AND 2013

NOTE 1:	DESCRIPTION OF THE PLAN (Continued)

Participant Accounts

Each participant’s account is credited with the participant’s contributions and allocations of (a) the Company’s contributions and (b) Plan earnings or losses, and charged with an allocation of administrative expenses. Forfeitures of terminated participants’ nonvested accounts are to be used to pay administrative expenses. As of December 31, 2014 and 2013, forfeiture credit balances of $1,175 and $1,712, respectively, were available to pay Plan expenses. Allocations are based on participant compensation contributed or account balances, as defined in the Plan document. The benefit to which a participant is entitled is the benefit that can be provided from the participant’s vested account.

Vesting

Participants are immediately vested in their contributions plus actual earnings thereon. Participants are immediately 100% vested in Company contributions.

Notes Receivable from Participants

Participants may borrow from their accounts a minimum of $1,000 up to a maximum equal to the lesser of $50,000 or 50% of their vested account balance. Loan terms range from 1 to 4 years or up to 10 years for the purchase of a primary residence. The loans are collateralized by the vested balance in the participant’s account and prior to July 2, 2012, bear interest at the prime rate published by the Wall Street Journal plus 100 basis points. Effective for loans issued on and after July 2, 2012, loans will bear interest at the prime rate published by the Wall Street Journal plus 200 basis points. Interest rates on outstanding loans range from 4.25% to 10.5%. Principal and interest are paid ratably through weekly or bi-weekly after-tax payroll deductions. In cases where payroll deductions are not available, loan repayments can be made via direct debit, certified check, cashiers’ check or money order.

Participants generally are limited to one outstanding loan; participants who had an outstanding loan under both the Plan and The Ritz-Carlton Hotel Company, L.L.C. Special Reserve Plan, at the time of its merger with the Plan, in June 2006, were permitted to maintain the total outstanding balance under a new promissory note.

MARRIOTT INTERNATIONAL, INC. EMPLOYEES’ PROFIT SHARING,

RETIREMENT AND SAVINGS PLAN AND TRUST

NOTES TO FINANCIAL STATEMENTS

DECEMBER 31, 2014 AND 2013

NOTE 1:	DESCRIPTION OF THE PLAN (Continued)

Payment of Benefits

Upon termination of service, death, disability, or retirement upon either age 55 and 10 years of service or 20 years of service regardless of age, a participant with an account balance greater than $5,000 can elect to receive a lump sum amount, partial distributions or installment payments equal to the value of the participant’s vested interest in his or her account. If a participant’s account balance is at least $1,000, but not more than $5,000, the participant’s vested account balance will be rolled-over into an individual retirement account established by the Plan if the participant does not elect, within time frames established by the Plan administrator, to receive a lump sum cash distribution or to make a direct rollover. The Plan provides for automatic lump sum distribution for participants who terminate employment with a vested account balance of less than $1,000.

Administration

The Profit Sharing Committee serves as the named fiduciary of the Plan. Administration of the Plan is under the direction of (i) the Profit Sharing Committee, all of whom are members of senior management of the Company; (ii) a trustee who is a corporate officer of the Company; and (iii) a Plan administrator, who is an employee of the Company. The Profit Sharing Committee is responsible for investment of the Plan assets, and has delegated many responsibilities to the trustee and the investment managers it appoints.

Administrative and Investment Expenses

To the extent not paid by the Company, certain administrative and all investment expenses are paid by the Plan and are allocated to participants based on account balances.

Plan Termination

Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of Plan termination, participants will become 100% vested in their accounts.

MARRIOTT INTERNATIONAL, INC. EMPLOYEES’ PROFIT SHARING,

RETIREMENT AND SAVINGS PLAN AND TRUST

NOTES TO FINANCIAL STATEMENTS

DECEMBER 31, 2014 AND 2013

NOTE 1:	DESCRIPTION OF THE PLAN (Continued)

Investment Options

Upon enrollment in the Plan, a participant may direct employer and employee contributions in any of the available investment options. Participants may change their investment options on a daily basis.

NOTE 2:	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Accounting

The financial statements of the Plan are prepared on the accrual basis of accounting.

Use of Estimates

The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

Investments Valuation and Income Recognition

The Plan’s investments are stated at fair value. The fair value of the Plan’s interest in the Master Trust is based on the specific interest that the Plan has in underlying investments. The investments of the Master Trust are valued as follows.

Securities traded on a national securities exchange are valued at the last reported sales price on the last business day of the Plan year. Listed securities for which no sale was reported on that date are valued at the average of the last reported bid and ask prices. Shares of mutual funds are valued at quoted market prices, which represent the net asset value of shares held by the Plan at year-end. The fair value of the participation units in common collective trusts is based on quoted redemption values on the last business day of the Plan’s year-end.

MARRIOTT INTERNATIONAL, INC. EMPLOYEES’ PROFIT SHARING,

RETIREMENT AND SAVINGS PLAN AND TRUST

NOTES TO FINANCIAL STATEMENTS

DECEMBER 31, 2014 AND 2013

NOTE 2:	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Investments Valuation and Income Recognition (Continued)

The Company Stock Fund (the “Stock Fund”) is tracked on a unitized basis. The Stock Fund consists of Marriott International, Inc. common stock, funds held in the Northern Trust Company Collective Short-Term Investment Fund sufficient to meet the Stock Fund’s daily cash needs, as well as interest and dividends receivable. Unitizing the Stock Fund allows for daily trades. The value of a unit reflects the combined market value of Marriott International, Inc. common stock, valued at its quoted market price, and the cash investments and receivables held by the Stock Fund. At December 31, 2014, 18,760,858 units were outstanding with a value of $53.82 per unit. At December 31, 2013, 18,993,984 units were outstanding with a value of $34.24 per unit.

Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date. Net appreciation includes the Plan’s gains and losses on investments bought and sold as well as held during the year.

Payment of Benefits

Benefits are recorded when paid.

Fair Value Measurements

FASB ASC 820, Fair Value Measurements and Disclosures, establishes a framework for measuring fair value. This framework provides a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1 measurements), the next priority to quoted values based on observable inputs (Level 2 measurements), and the lowest priority to values based on unobservable inputs (Level 3 measurements).

MARRIOTT INTERNATIONAL, INC. EMPLOYEES’ PROFIT SHARING,

RETIREMENT AND SAVINGS PLAN AND TRUST

NOTES TO FINANCIAL STATEMENTS

DECEMBER 31, 2014 AND 2013

NOTE 2:	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Fair Value Measurements (Continued)

The three levels of the fair value hierarchy under ASC 820 are briefly described below:

Level 1

Inputs to the valuation methodology are unadjusted quoted prices for identical assets or liabilities in active markets that the Plan has the ability to access. For example, stocks listed on a recognized exchange or listed mutual funds.

Level 2

Inputs to the valuation methodology include:

•       Quoted prices for similar assets or liabilities in active markets;

•       Quoted prices for identical or similar assets or liabilities in inactive markets;

•       Inputs other than quoted prices that are observable for the asset or liability;

•       Inputs that are derived principally from or corroborated by observable market data by correlation or other means.

If the asset or liability has a specified contractual term, the Level 2 input must be observable for substantially the full term of the asset or liability.

Level 3	Inputs to the valuation methodology are unobservable and significant to the fair value measurement. For example, real estate using an independent appraisal process would be Level 3.

The asset’s or liability’s fair value measurement level within the fair value hierarchy is based on the lowest level of any input that is significant to the fair value measurement. Valuation techniques used need to maximize the use of observable inputs and minimize the use of unobservable inputs.

MARRIOTT INTERNATIONAL, INC. EMPLOYEES’ PROFIT SHARING,

RETIREMENT AND SAVINGS PLAN AND TRUST

NOTES TO FINANCIAL STATEMENTS

DECEMBER 31, 2014 AND 2013

NOTE 2:	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Fair Value Measurements (Continued)

Following is a description of the valuation methodologies used for assets measured at fair value as of December 31, 2014 and 2013.

Equity securities (stock) – Securities are priced at the closing price reported on the active market on which individual securities are traded.

Bonds – Securities are priced by independent pricing services that use inputs such as benchmark yields, reported trades, broker/dealer quotes, and issuer spreads. Prices are reviewed by the custodian to ensure reasonableness and can be challenged with the independent party and/or overridden if the custodian believes the price would be more reflective of Fair Value.

Mutual funds – Valued at the daily closing price as reported by the fund. Mutual funds held by the Plan are open-end mutual funds that are registered with the Securities and Exchange Commission. These funds are required to publish their daily net asset value (NAV) and to transact at that price. The mutual funds held by the Plan are deemed to be actively traded.

Common Collective Trust – Valued at the NAV of units of a collective trust. The NAV, as provided by the custodian, is used as a practical expedient to estimate fair value. The NAV is based on the fair value of the underlying investments held by the fund less its liabilities.

Government Debt Securities - The fair value is based on whether the security is liquid, has available quotes and trades in an active market. Additionally, other factors considered are the structure, age, quality, burnout rate and other qualitative factors that can influence the price.

The methods described above may produce a fair value calculation that may not be indicative of net realizable value or reflective of future fair values. Furthermore, while the Plan believes its valuation methods are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in a different fair value measurement at the reporting date. There have been no changes in valuation methodologies from December 31, 2013 to December 31, 2014.

MARRIOTT INTERNATIONAL, INC. EMPLOYEES’ PROFIT SHARING,

RETIREMENT AND SAVINGS PLAN AND TRUST

NOTES TO FINANCIAL STATEMENTS

DECEMBER 31, 2014 AND 2013

Note 2:	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Notes Receivable from Participants

Notes receivable from participants are recorded at principal less repayments plus accrued interest. Interest income is recorded on the accrual basis. A loan is considered in default if a payment is not made within 90 days after the due date; an outstanding loan balance is not repaid by the original due date; or there is a material misrepresentation in connection with the loan application. If the loan is deemed to be in default, the participant loan balance is reduced and a benefit payment is recorded.

NOTE 3:	MASTER TRUST

The Plan’s custodian is The Northern Trust Company (“Northern Trust”). The assets of the Plan are principally held and invested on a commingled basis in the Master Trust, which was established for the investment of the assets of the Plan and another retirement plan sponsored by the Company, Marriott International, Inc. Employees’ 401(k) Plan (the “401k Plan”).

The assets, interest and dividend income, investment expenses, and realized and unrealized appreciation (depreciation) in fair value of investments of the Master Trust are allocated to the participating plans based on the number of units outstanding in each fund in which the Plan invests at the conclusion of each business day, except for participant loans, which are based on actual loan balances of each plan’s participants. Participant loans are considered to be an asset held outside of the Master Trust. In addition, only the Plan’s participants can invest in the Marriott Common Stock Fund. At December 31, 2014 and 2013, the Plan’s overall interest in the net assets of the Master Trust was 99.59% and 99.60%, respectively.

MARRIOTT INTERNATIONAL, INC. EMPLOYEES’ PROFIT SHARING,

RETIREMENT AND SAVINGS PLAN AND TRUST

NOTES TO FINANCIAL STATEMENTS

DECEMBER 31, 2014 AND 2013

NOTE 3:	MASTER TRUST (Continued)

The Plan’s interest in each fund in the Master Trust is as follows:

	December 31, 2014	December 31, 2013
Balanced Fund	99.52%	99.53%
Bond Fund	99.66%	99.72%
Fidelity Contrafund	99.84%	99.88%
Large Cap Value	99.12%	99.17%
Large-Cap Equity Fund	99.92%	99.91%
Large-Cap Growth Fund	99.50%	99.52%
Marriott Common Stock Fund	100.00%	100.00%
Mid-Cap Growth Fund	99.28%	99.32%
Morgan Stanley International Equity Fund	99.65%	99.69%
Northern Trust Collective S&P 500 Index Fund	99.07%	99.05%
Short-term Bond Fund	99.37%	99.47%
Small-Cap Equity Fund	99.63%	99.67%
Vanguard Retirement 2015	99.43%	99.48%
Vanguard Retirement 2025	99.39%	99.44%
Vanguard Retirement 2035	99.42%	99.46%
Vanguard Retirement 2045	99.69%	99.69%
Vanguard Retirement 2055	99.50%	99.57%
Vanguard Retirement Income	99.58%	99.60%

The following investment represents 5% or more of the Plan’s net assets at December 31, 2014 and 2013:

	2014	2013
Plan Interest in Master Trust Investments	$4,986,319,778	$4,425,834,156

Plan’s overall interest in net assets reflecting investments of the Master Trust	99.59%	99.60%

MARRIOTT INTERNATIONAL, INC. EMPLOYEES’ PROFIT SHARING,

RETIREMENT AND SAVINGS PLAN AND TRUST

NOTES TO FINANCIAL STATEMENTS

DECEMBER 31, 2014 AND 2013

NOTE 3:	MASTER TRUST (Continued)

The following table presents the net assets of the Master Trust as of December 31, 2014 and 2013:

	2014	2013
Assets
Investments, at fair value	$5,001,559,308	$4,445,442,035

Receivables:
Receivables from sale of investments	7,543,315	713,484
Accrued interest and dividends	10,507	5,809,810

Total receivables	7,553,822	6,523,294

Total assets	5,009,113,130	4,451,965,329

Liabilities
Accounts payable on investments purchased	321,695	6,491,454
Custodian and advisor fees payable	1,935,987	1,830,497

Total liabilities	2,257,682	8,321,951

Net assets available for benefits	$5,006,855,448	$4,443,643,378

The following table presents the changes in net assets of the Master Trust during the year ended December 31, 2014:

Net appreciation in fair value of investments	$577,338,454
Dividends	34,651,483
Interest	27,025,911

Net investment income	639,015,848
Investment management fees	(6,872,022)
Net Transfers	(68,931,756)

Increase in net assets	563,212,070
Net Assets:
Beginning of year	4,443,643,378

End of year	$5,006,855,448

MARRIOTT INTERNATIONAL, INC. EMPLOYEES’ PROFIT SHARING,

RETIREMENT AND SAVINGS PLAN AND TRUST

NOTES TO FINANCIAL STATEMENTS

DECEMBER 31, 2014 AND 2013

NOTE 3:	MASTER TRUST (Continued)

The following investments represent 5% or more of the Master Trust net assets at December 31, 2014 and 2013:

	2014	2013
Marriott International, Inc. Common Stock	$1,002,808,787	$651,513,697
Fidelity Contrafund	$270,937,627	$260,481,968

The following table presents the net investment gains of the Master Trust for the year ended December 31, 2014:

Net realized and unrealized gains(losses) in fair value of investments:
Mutual funds	$12,455,220
Common Collective Trust	63,232,090
Marriott International, Inc. common stock	371,126,902
Other corporate stocks (common, preferred and foreign)	130,897,865
Corporate bonds, notes, and other debt securities	1,014,846
Government Securities (U.S. and Foreign)	(1,388,469)

Total net appreciation in fair value of investments	577,338,454

Interest and dividend income	61,677,394
Investment expenses	(6,872,022)

Net investment gains	$632,143,826

The net investment gain of the Master Trust is comprised of the net investment gain for the Plan of $630,802,584 and net investment gain for the 401k Plan of $1,341,242 and is based on each plan’s participant-directed activity.

MARRIOTT INTERNATIONAL, INC. EMPLOYEES’ PROFIT SHARING,

RETIREMENT AND SAVINGS PLAN AND TRUST

NOTES TO FINANCIAL STATEMENTS

DECEMBER 31, 2014 AND 2013

NOTE 4:	FAIR VALUE MEASUREMENTS

The following table presents the investments in the Master Trust that are measured at fair value on a recurring basis at December 31, 2014 consistent with the fair value hierarchy provisions of FASB ASC 820:

	Fair Value Measurement at Reportable Date
	Level 1	Level 2	Level 3	Total
Cash and Cash Equivalents	$9,429,334	$7,591,536	$—	$17,020,870
Corporate Bonds
Others	—	291,013,859	—	291,013,859
Preferred	—	175,198,767	—	175,198,767
Corporate Stock - Preferred
Financials	3,612,222	—	—	3,612,222
Information Technology	—	1,998,449	2,242	2,000,691
Common Stock - Marriott International, Inc.	1,002,808,787	—	—	1,002,808,787
Common Stocks
Consumer Discretionary	229,661,975	—	—	229,661,975
Consumer Staples	45,898,246	—	—	45,898,246
Energy	76,823,510	—	—	76,823,510
Financials	208,469,253	—	—	208,469,253
Health Care	278,409,760	—	—	278,409,760
Industrials	203,692,530	—	—	203,692,530
Information Technology	329,417,492	496,701	—	329,914,193
Materials	46,751,492	—	—	46,751,492
Telecommunication Services	5,906,928	—	—	5,906,928
Utilities	3,381,359	—	—	3,381,359
REITs	14,109,893	—	—	14,109,893
Foreign Government Bonds	—	7,536,702	—	7,536,702
U.S. Debt Securities
Financial Services	—	775,143	—	775,143
Financials	—	5,492,786	—	5,492,786
Miscellaneous	—	18,692	—	18,692
Collateralized Mortgage Obligations	—	169,756,121	986,040	170,742,161
Government Bonds	—	357,969,998	—	357,969,998
Structured Debt	—	12,218,020	—	12,218,020
Municipal/Provincial Bonds	—	21,226,842	—	21,226,842
Common Collective Trusts
Bond Funds	—	75,303,657	—	75,303,657
Equity Funds	—	798,896,237	—	798,896,237
Short-term Funds	—	68,441,507	—	68,441,507
Mutual Funds
Financials	420,545	—	—	420,545
Equity Funds	547,842,683	—	—	547,842,683

Grand Total	$3,006,636,009	$1,993,935,017	$988,282	$5,001,559,308

MARRIOTT INTERNATIONAL, INC. EMPLOYEES’ PROFIT SHARING,

RETIREMENT AND SAVINGS PLAN AND TRUST

NOTES TO FINANCIAL STATEMENTS

DECEMBER 31, 2014 AND 2013

NOTE 4:	FAIR VALUE MEASUREMENTS (Continued)

The Plan’s management revised the presentation for fair value hierarchy provisions of FASB ASC 820 for the year ended December 31, 2013 in order to reflect the investments at the Master Trust level. The following table presents the investments in the Master Trust that are measured at fair value on a recurring basis at December 31, 2013 consistent with the fair value hierarchy provisions of FASB ASC 820:

	Fair Value Measurement at Reportable Date
	Level 1	Level 2	Level 3	Total
Cash and Cash Equivalents	$8,595,064	$7,709,912	$—	$16,304,976
Corporate Bonds
Others	—	242,874,975	—	242,874,975
Preferred	—	191,525,485	426,458	191,951,943
Corporate Stock - Preferred
Financials	3,180,075	—	—	3,180,075
Information Technology	—	442,184	5,459	447,643
Common Stock - Marriott International, Inc.	651,513,697	—	—	651,513,697
Common Stocks
Consumer Discretionary	234,569,031	—	—	234,569,031
Consumer Staples	42,047,798	—	—	42,047,798
Energy	88,278,933	—	—	88,278,933
Financials	187,473,760	—	—	187,473,760
Health Care	232,717,000	—	—	232,717,000
Industrials	204,655,708	—	—	204,655,708
Information Technology	280,083,421	60,231	—	280,143,652
Materials	55,934,333	—	—	55,934,333
Telecommunication Services	7,076,607	—	—	7,076,607
Utilities	6,584,438	—	—	6,584,438
REITs	14,551,486	—	—	14,551,486
Foreign Government Bonds	—	5,531,758	577,703	6,109,461
U.S. Debt Securities
Financial Services	—	412,164	—	412,164
Financials	—	5,719,523	—	5,719,523
Miscellaneous	—	37,422	—	37,422
Collateralized Mortgage Obligations	—	166,954,543	—	166,954,543
Government Bonds	—	392,338,935	—	392,338,935
Inflation Index Linked Notes	—	13,406,820	—	13,406,820
Municipal/Provincial Bonds	—	19,868,322		19,868,322
Common Collective Trusts
Bond Funds	—	62,837,935	—	62,837,935
Equity Funds	—	665,472,230	—	665,472,230
Short-term Funds	—	81,869,213	—	81,869,213
Mutual Funds
Financials	1,729,808	—	—	1,729,808
Equity Funds	568,379,604	—	—	568,379,604

Grand Total	$2,587,370,763	$1,857,061,652	$1,009,620	$4,445,442,035

MARRIOTT INTERNATIONAL, INC. EMPLOYEES’ PROFIT SHARING,

RETIREMENT AND SAVINGS PLAN AND TRUST

NOTES TO FINANCIAL STATEMENTS

DECEMBER 31, 2014 AND 2013

NOTE 4:	FAIR VALUE MEASUREMENTS (Continued)

The following table sets forth a summary of changes in the fair value of the Master Trust’s Level 3 investments for the year ended December 31, 2014:

	Opening Balance at 12/31/2013	Purchases	Sales	Withdrawals	Total Gains or Losses for the period	Change in Unrealized Gain or (Loss)	Transfer to/from Level 2	Ending Balance 12/31/2014
Corporate Bonds - Preferred	$426,458	$—	$—	$—	$—	$—	$(426,458)	$—
Corporate Stock - Preferred	5,459	—	—	—	—	(3,217)	—	2,242
Foreign Government Bonds	577,703	—	—	—	—	—	(577,703)	—
U.S. Debt Securities	—	986,040	—	—	—	—	—	986,040

Grand Total	$1,009,620	$986,040	$—	$—	$—	$(3,217)	$(1,004,161)	$988,282

For certain Level 3 investments at December 31, 2013, as significant observable input in fair value determination became available, they were transferred to Level 2 at the beginning of the reporting period. The following table provides a summary of the valuation techniques applied in determining the fair value of the Master Trust’s Level 3 investments and quantitative information regarding the significant unobservable inputs used for 2014 and 2013:

Quantitative Information about Level 3 Fair Value Measurements
	Fair Value at 12/31/2014	Valuation Technique	Unobservable Input	Range (Weighted Average)
Corporate Stock - Preferred	$2,242	Bid Evaluation	Bid Price	N/A
U.S. Debt Securities	986,040	Bid Evaluation	Bid Price	4.8870%

Quantitative Information about Level 3 Fair Value Measurements
	Fair Value at 12/31/2013	Valuation Technique	Unobservable Input	Range (Weighted Average)
		Institutional Mid
Foreign Government Bonds	$577,703	Evaluation	Discount Rate	2.4800%
		Institutional Mid
Corporate Bonds - Preferred	426,458	Evaluation	Discount Rate	4.4300%
Corporate Stock - Preferred	5,459	Bid Evaluation	Bid Price	N/A

MARRIOTT INTERNATIONAL, INC. EMPLOYEES’ PROFIT SHARING,

RETIREMENT AND SAVINGS PLAN AND TRUST

NOTES TO FINANCIAL STATEMENTS

DECEMBER 31, 2014 AND 2013

NOTE 4:	FAIR VALUE MEASUREMENTS (Continued)

The following table presents the investments of the Master Trust with a reported net asset value as of December 31, 2014 and 2013:

	12/31/2014	12/31/2013	Redemption	Redemption
	Fair Value	Fair Value	Frequency	Notice Period
Northern Trust Collective S&P 500 Index Fund (1)	$186,165,281	$156,114,863	Daily	Trade date + 1
Vanguard Retirement 2015 (2)	93,624,540	83,037,298	Daily	Trade date + 1
Vanguard Retirement 2025 (2)	190,903,447	158,282,813	Daily	Trade date + 1
Vanguard Retirement 2035 (2)	170,848,128	141,757,167	Daily	Trade date + 1
Vanguard Retirement 2045 (2)	137,471,693	116,680,410	Daily	Trade date + 1
Vanguard Retirement 2055 (2)	19,883,148	9,599,680	Daily	Trade date + 1
Vanguard Retirement Income (3)	75,303,657	62,837,935	Daily	Trade date + 1
COLTV Short-term Investment Fund (4)	68,441,507	81,869,212	Daily	Trade date

	$942,641,401	$810,179,378

(1)	The objective of this fund is to provide a rate of return consistent with the Standard & Poor’s 500 Index.
(2)	The objective of these funds is to outperform custom benchmarks of domestic and international equities, fixed income and real estate investments that have risk and return characteristics designed for investors who are expecting to retire near the applicable fund’s target retirement date.
(3)	The objective of this fund is to outperform custom benchmarks of domestic and international equities, fixed income and real estate investments that have risk and return characteristics designed for investors who are expecting to retire in the near term.
(4)	The objective of this fund is to provide an investment vehicle for cash reserves while offering a competitive rate of return. Liquidity is emphasized to provide for redemptions of units on any business day.

NOTE 5:	PARTY-IN-INTEREST

The Plan may, at the discretion of Plan participants, invest an unlimited amount of its assets in securities issued by the Company. The Plan through the Stock Fund held 12,851,580 and 13,199,224 shares of common stock of the Company as of December 31, 2014 and 2013, respectively. Dividends on Marriott International, Inc. common stock were $9,946,122 and $8,626,180 for the years ended December 31, 2014 and 2013, respectively.

MARRIOTT INTERNATIONAL, INC. EMPLOYEES’ PROFIT SHARING,

RETIREMENT AND SAVINGS PLAN AND TRUST

NOTES TO FINANCIAL STATEMENTS

DECEMBER 31, 2014 AND 2013

NOTE 6:	INCOME TAX STATUS

The Plan received a determination letter from the Internal Revenue Service (IRS), dated October 12, 2007, stating that the Plan is qualified under Section 401(a) of the Internal Revenue Code (the “Code”), and therefore, the related Trust is exempt from taxation. Subsequent to this determination by the IRS, the Plan was amended, and has received a favorable determination letter dated October 30, 2012. Plan management believes that the Plan is designed and is currently being operated in compliance with the applicable requirements of the Code, and that the Plan and related Trust continue to be tax exempt.

U.S. GAAP requires Plan management to evaluate tax positions taken by the Plan and recognize a tax liability (or asset) if the organization has taken an uncertain position that more likely than not would not be sustained upon examination by the Internal Revenue Service. The Plan is subject to routine audits by taxing jurisdictions; however, there are currently no audits for any tax periods in progress. The Plan administrator believes it is no longer subject to income tax examinations for years prior to 2011.

NOTE 7:	RISKS AND UNCERTAINTIES

The Plan invests in various investment securities. Investment securities are exposed to various risks such as interest rate, market, and credit risks. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term, and that such changes could materially affect participants’ account balances and the amounts reported in the statements of net assets available for benefits.

MARRIOTT INTERNATIONAL, INC. EMPLOYEES’ PROFIT SHARING,

RETIREMENT AND SAVINGS PLAN AND TRUST

NOTES TO FINANCIAL STATEMENTS

DECEMBER 31, 2014 AND 2013

NOTE 8:	RECONCILIATION OF FINANCIAL STATEMENTS AND FORM 5500

The following is a reconciliation of net assets available for benefits as reported in the financial statements to the Form 5500:

	December 31
	2014	2013
Net assets available for benefits as reported in financial statements	$5,181,331,302	$4,610,077,893
Loans deemed as distributions for financial statements reporting purposes	5,874,570	5,391,385
Net recoveries from prior year defaulted loans/(deemed distributions) during the year for Form 5500 purposes	(503,721)	(176,268)

Net assets available for benefits as reported in Form 5500	$5,186,702,151	$4,615,293,010

The following is a reconciliation of benefits paid to participants as reported in the financial statements to the Form 5500:

Benefits paid to participants as reported in the financial statements	$343,466,279
Loans deemed as distributions for financial statements reporting purposes as of December 31, 2014	(5,874,570)
Loans deemed as distributions for financial statements reporting purposes as of December 31, 2013	5,391,385
Net deemed (distributions)/recoveries for the Form 5500 purposes for year ended December 31, 2013	(176,268)
Net deemed distributions/(recoveries) for the Form 5500 purposes for year ended December 31, 2014	503,721

Benefits paid to participants as reported in the Form 5500	$343,310,547

MARRIOTT INTERNATIONAL, INC. EMPLOYEES’ PROFIT SHARING,

RETIREMENT AND SAVINGS PLAN AND TRUST

NOTES TO FINANCIAL STATEMENTS

DECEMBER 31, 2014 AND 2013

NOTE 8:	RECONCILIATION OF FINANCIAL STATEMENTS AND FORM 5500 (Continued)

The following is a reconciliation of notes receivable from participants as reported in the financial statements to the Form 5500:

	2014	2013
Notes receivable from participants per financial statements	$117,924,533	$112,259,640
Loans deemed as distributions for the purpose of financial statements	5,874,570	5,391,385
Net (deemed distributions)/recoveries during the year for the Form 5500 purposes	(503,721)	(176,268)

Notes receivable from participants per Form 5500	$123,295,382	$117,474,757

The following is a reconciliation of the change in net assets available for benefits as reported in the financial statements to the Form 5500 for the year ended December 31, 2014:

Net increase in net assets available for benefits as reported in the financial statements	$571,253,409
Change in loans deemed as distributions for financial statements reporting purposes	483,185
Change in net (deemed distributions)/recoveries during the year for the Form 5500 purposes	(327,453)

Net increase in net assets available for benefits as reported in the Form 5500	$571,409,141

NOTE 9:	SUBSEQUENT EVENTS

The Plan has evaluated events subsequent to December 31, 2014 and through June 18, 2015, the date the financial statements were available to be issued, and determined that there were no events that require adjustments to or disclosure in these financial statements.

SUPPLEMENTAL SCHEDULE

MARRIOTT INTERNATIONAL, INC. EMPLOYEES’ PROFIT SHARING,

RETIREMENT AND SAVINGS PLAN AND TRUST

EIN: 52-2055918; Plan No.: 002

Schedule H, Line 4i—Schedule of Assets (Held at End of Year)

DECEMBER 31, 2014

Identity of Issue, Borrower, Lessor, or Similar Party	Description of Investment Including Maturity Date, Rate of Interest, Collateral, Par, or Maturity Value	Cost**	Current Value
Notes receivable from Participants *	Interest rates range from 4.25% to 10.5%; varying maturities		$123,295,382

*	Party-in-interest to the Plan
**	Cost information not required

See Report of Independent Registered Public Accounting Firm

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Administrator of the Plan has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

MARRIOTT INTERNATIONAL, INC. EMPLOYEES’ PROFIT SHARING, RETIREMENT AND SAVINGS PLAN AND TRUST

Dated: June 18, 2015	/s/ Tracey Ballow
Plan Administrator